Exhibit 12

BERKSHIRE HATHAWAY INC.

Calculation of Ratio of Consolidated Earnings to Consolidated Fixed Charges

(Dollars in millions)

	Six Months Ended June 30, 2014	Year Ended December 31,
		2013	2012	2011	2010	2009
Net earnings attributable to Berkshire Hathaway shareholders	$11,100	$19,476	$14,824	$10,254	$12,967	$8,055
Income tax expense	4,283	8,951	6,924	4,568	5,607	3,538
Earnings attributable to noncontrolling interests	131	369	488	492	527	386
(Earnings) loss from equity method investments	69	255	—	—	(50)	(427)
Dividends from equity method investments	—	—	—	—	20	132
Fixed charges	1,906	3,386	3,304	3,219	3,084	2,279

Earnings available for fixed charges	$17,489	$32,437	$25,540	$18,533	$22,155	$13,963

Fixed charges
Interest on indebtedness (including amortization of debt discount and expense)	$1,606	$2,801	$2,744	$2,664	$2,558	$1,992
Rentals representing interest and other	300	585	560	555	526	287

	$1,906	$3,386	$3,304	$3,219	$3,084	$2,279

Ratio of earnings to fixed charges	9.18x	9.58x	7.73x	5.76x	7.18x	6.13x